XG SCIENCES, INC.

3101 Grand Oak Drive

Lansing, MI 48911

June 18, 2018

Via Edgar

Sergio Chinos, Staff Attorney
Jay Ingram, Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	XG SCIENCES INC Post-Effective Amendment to Form S-1 Filed June 1, 2018 File No. 333-209131

Dear Mr. Chinos and Mr. Ingram:

At the request of the United States Securities and Exchange Commission (the “Commission”), XG Sciences, Inc. (the “Company”) is providing this letter in response to certain comments made in the Commission’s letter dated June 11, 2018. Your comments and the Company’s responses are set forth below.

Post-Effective Amendment to Form S-1 filed June 1, 2018

General

COMMENT	1: This post-effective amendment was filed to update the financial information in your Form S-1, which last contained audited financial statements for the fiscal year ended December 31, 2016. Under Section 10(a)(3) of the Securities Act, “when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use.” Please tell us whether you engaged in the offer or sale of your securities using the prospectus from April 30, 2018 and the present, during which time the audited financial statements in the prospectus were not current.

The Company appreciates the Commission’s request to determine whether securities were sold during such time as audited financial statements were not current; however, as discussed with the staff of the Commission, pursuant to a telephone call on June 15, 2018, the Company respectfully submits its position that it was entitled to incorporate by reference its financial statements for the fiscal year ended December 31, 2017 (the “2017 Financial Statements”) from its Annual Report on Form 10-K, filed with the Commission on April 4, 2017 (the “Form 10-K”), into Post Effective Amendment No. 5 to Form S-1, filed with the Commission on April 13, 2017 (“POSAM #5”). The Company respectfully requests the Commission to consider that immediately prior to the filing of POSAM #5, the Company (i) was subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) had filed all reports and other materials required to be filed by Sections 13(a), 14, or 15(d) of the Exchange Act during the preceding 12 months and (iii) was not be a blank check company, a shell company, or offering a penny stock, and by satisfying such requirements, the Company was entitled to provide certain information by reference under General Instruction VII of Form S-1.

The Company also respectively requests the Commission to consider that as a smaller reporting company qualified to incorporate information by reference under General Instruction VII of Form S-1, the Company relied upon Item 12(b) of Form S-1, which provides that a smaller reporting company may elect to incorporate by reference documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of the registration statement, which includes the 2017 Financial Statements set forth in the Form 10-K., The Company made such an election in POSAM #5 in the Section entitled “Incorporation of Certain Documents by Reference” on page 88 of the prospectus contained in POSAM #5 in order to ensure its audited financial statements remained current.

As such, the Company believes its audited financial statements in the prospectus have remained current through the date hereof, and the Company has remained eligible to sell securities under POSAM #5.

We appreciate the opportunity to clarify the Company’s position in response to the Commission’s request. Should you require further information, please contact Clayton Parker at (305) 794-6293 or Matthew Ogurick at (917) 292-3333.

Very truly yours,

/s/ Philip L. Rose

Philip L. Rose
Chief Executive Officer
XG Sciences, Inc.
3101 Grand Oak Drive
Lansing, MI 48911